Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 1 / 6 Announcement Summary Name of entity JAMES HARDIE INDUSTRIES PLC Announcement type Update announcement Type of update Date of this announcement 24/8/2024 Reason for update Daily buy-back notification ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 The type of buy-back is: Total number of +securities bought back before previous day 7,160,441 Total number of +securities bought back on previous day 95,000 Refer to next page for full details of the announcement On market buy-back Daily buy-back notification Exhibit 99.3

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our buy-back. 1.2 Registration number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.4a Type of update 1.4b Reason for update Daily buy-back notification 1.4c Date of initial notification of buy-back 9/11/2023 1.4d Date of previous announcement to this update 23/8/2024 1.5 Date of this announcement 24/8/2024 1.6 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 Daily buy-back notification Update/amendment to previous announcement

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 3 / 6 Part 2 - Type of buy-back 2.1 The type of buy-back is: On market buy-back

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 4 / 6 Part 3 - Buy-back details Part 3A - Details of +securities, price and reason 3A.1 Total number of +securities on issue in the class of +securities to be bought back 433,801,115 3A.4 Does the entity intend to buy back a minimum number of +securities 3A.5 Does the entity intend to buy back a maximum number of securities 3A.5a Maximum number of securities proposed to be bought back 9,031,829 3A.6 Name of broker or brokers who will offer to buy back +securities on the entity's behalf Broker name: Barrenjoey Markets Pty Limited 3A.9 Are the +securities being bought back for a cash consideration? 3A.9a Is the price to be paid for +securities bought back known? 3A.9a.1 In what currency will the buy-back consideration be paid? AUD - Australian Dollar Part 3B - Buy-back restrictions and conditions 3B.1 Does the buy-back require security holder approval? No No Yes Yes No

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 5 / 6 Part 3C - Key dates On-market buy-back 3C.2 Proposed buy-back start date 13/11/2023 3C.3 Proposed buy-back end date 31/10/2024 Part 3D - Other Information 3D.1 Any other information the entity wishes to notify to ASX about the buy-back JH intends to buy back up to an aggregate total of US$300m of its shares/CUFS (approx. US$225m already purchased and US$150m cancelled with US$75m to be cancelled by 24 June 2024). Based on a closing market price on ASX of A$46.83 and an A$/US$ exchange rate of 0.6668 (at 21 June 2024) equating to a max of 2,401,826 ordinary shares/CUFS, a buy-back total of US$75m. The final max number of shares/CUFS will depend on market price and exchange rate movements over the buy-back period.

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 6 / 6 Part 4 - Daily buy-back notification A daily buy-back notification must be submitted for Employee share scheme, On-market, Equal access share scheme and Other buy-backs at least half an hour before the commencement of trading on the +business day after any day on which +securities are bought back (per listing rule 3.8A)   Please verify if the pre-populated values are accurate as they are only indicative based on previous online submissions. The pre-populated values may not be accurate if previous online submissions are still in-flight or in case of announcements made via a MS Word form.   Whilst you may over-ride a pre-populated value, once over-ridden it will not be possible to retrieve the previously pre-populated value. 4.1 Date of this notification 26/8/2024 4.2 Previous day on which +securities were bought back 23/8/2024 Before previous day On previous day 4.3 Total number of +securities bought back, or in relation to which acceptances have been received 7,160,441 95,000 4.4 Total consideration paid or payable for the +securities AUD 367,719,793.73000 AUD 4,885,596.07000 4.5 Highest price paid AUD 63.09000000 AUD 51.74000000 Date highest price was paid: 8/3/2024 4.6 Lowest price paid AUD 45.74000000 AUD 50.38000000 Date lowest price was paid: 14/11/2023 4.7 Highest price allowed to be paid by entity on the previous day under listing rule 7.33: AUD 53.62000000 4.8 If the entity has disclosed an intention to buy back a maximum number of +securities, the remaining number of +securities to be bought back as at the end of the previous day 1,776,388